Exhibit 23.2

CONSENT OF JANE E. TRUSTY, P.E.

I hereby consent to the inclusion in this Annual Report on Form 10-K prepared by U.S. Energy Corp. (the “Company”) for the year ending December 31, 2015, of my report relating to certain estimated quantities of the Company’s proved reserves of oil and gas, future net income and discounted future net income, effective December 31, 2015. I further consent to references to me under Item 2- Properties under the heading “Oil and gas” and Item 8, Note 17 of the Notes to Consolidated Financial Statements under the caption “Oil and Gas Reserves (Unaudited)”.

I also consent to the incorporation by reference of information from my Report into the Company’s Registration Statements on Form S-3 (No. 333-204350), and the Registration Statements on Form S-8 (No. 333-108979, 333-166638, 333-180735, and 333-183911).

Very truly yours,

/s/ Jane E. Trusty

Jane E. Trusty, P.E.

Needville, Texas

April 12, 2016